

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 5, 2007

Via U.S. mail

Mr. Alan D. Branham
Midway Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada V4B 1E6

> **Re: Midway Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2007**
> **File No. 333-145141**

Dear Mr. Branham:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. For example, remove the brackets from the text at page 29, disclose the status of the payment due August 15, 2007 (page 30), and state at page 50 the total number of full-time

and part-time employees. We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Cover Page of Registration Statement

3.   Provide corrected information regarding the date filed and the file number.

Prospectus Cover Page

4.   Refer to Item 202 of Regulation S-K. Because there is no established public trading market in the United States for the common stock, disclose on the cover page the price at which the securities will be offered for sale until such time as there is an established public trading market in the United States. Make corresponding changes at page 6 ("Offering Price") and elsewhere, as appropriate.

5.   To eliminate the potential for reader confusion, we suggest that you reverse the convention you include at page 6 under "Financial Information." Namely, we suggest that you refer to the Canadian dollar exclusively as "Cdn$" such that any remaining references to "$" would refer only to the United States dollar.

6.   Highlight the entire cross-reference to your Risk Factors section, pursuant to Item 501(b)(5) of Regulation S-K.

Summary Information, page 6

7.   You are responsible for all disclosure that appears in your prospectus and in every filing you make with the Commission. In that regard, it is inappropriate to suggest that included disclosure "should not be relied upon" or that it may not be "reliable," as you do at page 10. Similarly, your statements at page 17 that the data "is inherently imprecise" and that you merely are "not aware of any misstatements" are insufficient. Please revise accordingly.

Summary of Our Business, page 11

8.   We note the disclosure you include on the outside front cover page of the registration statement. Nonetheless, please include in the prospectus the name and address of an agent for service located in the United States. See Schedule A of the Securities Act. Also provide the telephone number of your principal executive offices, as Item 503(b) of Regulation S-K requires.

Risk Factors, page 11

9.   Throughout this section, rather than stating that there is or can be no assurance of

or no guarantee of a particular outcome, state each risk plainly and directly.

10.   Provide precise captions that concisely identify the risk you discuss, including the potential harm or impact if it is realized. Merely including a phrase such as "Titles to Properties" or a statement such as "Midway believes it is a passive foreign investment company for United States federal income tax purposes" is insufficient. Virtually all your captions require revision.

11.   If there is any doubt about the enforceability of civil judgments rendered by U.S. Courts against you or your officers or directors, whether in connection with federal securities laws or otherwise, please provide appropriate risk factor disclosure in that regard.

Risks Inherent in the Business of Exploration for Minerals and Mining, page 11

12.   Please create a new risk factor and caption for the last sentence of this risk factor, addressing the fact that you have limited experience in the development and operation of mines.

Permits and Licenses Required by Midway, page 13

13.   Eliminate text that mitigates the risk you present. Examples include the last sentences in this and the risk factor that follows, the clause that begins "Although Midway intends to apply" under the last risk factor on page 14 and the portions of "Conflicts of Interest" that emphasize the duties of directors to act with good faith and in the registrant's best interests.

Dependence on Key Personnel, page 16

14.   Please identify in this risk factor the "key personnel" and "key employees" to whom you refer.

The market for our common stock, page 16

15.   Revise the caption and risk factor to clarify that you have no public trading market in the United States and that there is no assurance that such a market will be established. Make clear that potential investors in the United States therefore are faced with the risks that accompany an illiquid investment.

Legislation, including the Sarbanes-Oxley Act of 2002, page 16

16.   Eliminate any risk factor, such as this one, which applies to all public companies.

Selling Security Holders Information, page 18

17.   Provide an explanation for the use of the "**" after the entry for Mr. George T.
        Hawes in your table of selling security holders.

Selling Security Holders Information, page 20

18.   We note your statement that "except as noted above, none of the selling
        shareholders are affiliated or have been affiliated with any broker-dealer in the
        United States." Also state whether any selling shareholder is a broker-dealer and,
        if so, identify it as an underwriter unless you can state that it obtained the
        securities being registered for resale as compensation for investment banking
        services.

Transactions with Selling Shareholders, page 20

19.   Disclose in the second paragraph how many warrants have been exercised and
        how many remain unexercised.

U.S. Federal Income Tax Considerations, page 22

20.   Note that Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed
        "where the tax consequences are material to an investor and a representation as to
        tax consequences is set forth in the filing." In the staff's view, your status as a
        PFIC and the tax consequences thereof would be material to an investor. If you
        are unable to obtain an opinion regarding the PFIC status, revise to make clear
        why that is the case. We may have further comment once you file the opinion as
        an exhibit and revise the disclosure accordingly.

History and Description of Business – three year history, page 27

21.   We note your discussion of private placements at page 28. With regard to each
        private placement, provide in Part II all the information that Item 701 of
        Regulation S-K requires, including Items 701(b) and 701(d). Also expand the
        disclosure at page 183 to discuss in necessary detail the "final order of the court."

Mineral property interests, page 28

22.   In the last paragraph under this heading, please clarify the basis upon which Pan-
        Nevada option holders were issued 308,000 stock options of Midway and Pan-
        Nevada share purchase warrant holders were issued 870,323 share purchase
        warrants of Midway.

Midway Property, Nye County, Nevada, page 29

Location and means of access, page 29

23.   Provide a definition for "Discovery Zone" upon your first use of the term.

Regional geology, page 33

24.   Please revise to eliminate technical jargon to the extent practicable. Provide this
        and related information in such a way that even a reader without specific industry
        training can understand.

Employees, page 50

25.   Revise to clarify what constitute "standard industry terms."

Description of Property, page 51

26.   If you continue to refer to some properties as "advanced stage projects," revise to
        clarify the significance of that term in context.

Legal Proceedings, page 51

27.   If you do not consider the Spring Valley litigation to be material, state so
        explicitly and provide us with your analysis as to why you do not consider it to be
        material.

Selected Financial Data, page 53

28.   We note your table of selected financial data does not fully comply with Item 301
        of Regulation S-K. Please amend your filing to present updated interim financial
        data for the period ended June 30, 2007 and data for each of the last *five* fiscal
        years. Further, since Pan-Nevada Gold Corporation does not meet the definition
        of a predecessor entity, your basis for presenting its financial data under this
        heading is unclear.

Midway Selected Unaudited Pro Forma Financial Information, page 54

29.   We note your disclosure indicating you have provided pro forma financial
        information reflecting the acquisition of Pan-Nevada as of December 31, 2006,
        although you then present a table having pro forma information based on March
        31, 2007. According to Rule 11-02(b)(6) of Regulation S-X, the pro forma
        balance sheet should be as of the end of the most recent period, while pro forma
        income statements should be provided for the most recent fiscal year and

subsequent interim period. Since the acquisition will be reflected in your June 30, 2007 balance sheet, once you have updated your financial statements, a pro forma balance sheet will not be presented. The adjustments to the pro forma income statement should be computed assuming the transaction was consummated at the beginning of the fiscal year presented, which should be January 1, 2006. Please revise your disclosure and pro forma amounts in the table on page 55 accordingly.

Management's Discussion and Analysis, page 55

30.   Eliminate from the prospectus any suggestion that any of your disclosure constitutes forward-looking statements within the meaning of the PSLRA of 1995, as statements in connection with initial public offerings and those made by issuers of penny stock are explicitly excluded.

Overview, page 56

31.   We note your disclosure indicating that the acquisition of Pan-Nevada doubled your gold mineralization inventory with the addition of gold resources on the Pan project. We understand that the acquisition increased your property assets, rather than inventory, as the later would suggest you have minerals available for sale. Please revise your disclosure to clarify.

Pan-Nevada Gold Corporation (Pan-Nevada) acquisition, page 59

32.   Eliminate references to the "prolific" gold trend (page 60), "significant" mineral discoveries (page 66) and "world-class" gold deposits (page 66). Instead discuss these items without the subjective emphasis.

Operations During the Year Ended December 31, 2006, page 60

33.   We note that you have disclosed results of operations during the year ended December 31, 2006 and during the three months ended March 31, 2007. According to Instruction 1 to Paragraph 303(a) of Regulation S-K, the discussion of your results of operations should cover the three year period covered by your financial statements. Please amend your filing to include a discussion of your results of operations for the fiscal years ended 2005 and 2004, as well as updating the discussion of your interim results of operations for the six months ended June 30, 2007.

Liquidity and Capital Resources, page 62

34.   Revise to explain briefly why it is "probable" that some of the warrants and options will be exercised.

Plan of Operation, page 62

35.   We note your statement that it is "not possible at this date to predict with any accuracy" what your cash needs will be. This appears to contradict your statement that you will need to raise $10 million to "comfortably complete" your programs and begin the next phases of exploration on each project, and also appears to suggest that the twelve-month forecast detailing your working capital deficit on page 63 is not meaningful. Please revise your disclosure to clarify. Further, please expand your disclosure to explain what the column of numbers between the notes and the dollar amounts on page 63 represent, and how they are meaningful and used in your forecast.

Directors, Executive Officers, Promoters and Control Persons, page 65

36.   For each biographical sketch, provide a full five year description of all positions held and all employers, with no gaps or ambiguities with regard to time. See Item 401(e) of Regulation S-K. Also, where you refer to "public companies" or "publicly traded mining companies," clarify whether the companies have securities which trade publicly in the United States.

Alan D. Branham, page 66

37.   Please state that Mr. Branham is only required to spend 75% of his time on company matters, as stated in the description of his employment agreement on page 68. Disclose any other professional endeavors or jobs, if any, which occupy the balance of his time. If Mr. Branham is professionally involved with other companies, disclose any possible conflicts of interest and related party transactions, if applicable. This comment also applies to Ms. Meyer's biographical sketch.

Executive Compensation and Corporate Governance, page 67

38.   Provide a compensation discussion and analysis, as required by Item 402(b) of Regulation S-K. We may have additional comments.

39.   When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K. For example, identify each independent director, as well as any nominating and corporate governance, audit and compensation committee members who are not independent. Also describe your independence standard, along with the source of such standard. See Section V.D of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

40.   We note that Section 6.2 of Mr. Branham's employment agreement provides Mr.

Branham with a vehicle or reasonable vehicle allowance. Ensure that your disclosure gives effect to this perquisite, or explain why you have not included additional disclosure pursuant to Item 402(c)(2)(ix) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 68

41.   Please revise the column titled, "Option Exercise Date" and replace it with a column titled, "Option Expiration Date" as indicated in Item 402(f) of Regulation S-K.

Director Compensation, page 69

42.   Please indicate the time period for your table showing director compensation. We note that Item 402(k) of Regulation S-K states that this should be for your last completed fiscal year.

Report of the Board of Directors on Executive Compensation, page 70

43.   Provide substantially enhanced disclosure regarding the role, if any, of the CEO in determining executive compensation.

Conflicts of Interest, page 71

44.   Discuss in necessary detail all material conflicts of interest, rather than including only the "except that" language in the second paragraph. Name each entity with which the individuals may have conflicting interests.

Board Committees, page 71

45.   Rather than include the entire charter in each case, discuss in necessary detail the committee charters. Identify the members and disclose (1) their terms, (2) who is independent and (3) your test for independence. If you desire to retain the charters in the prospectus, you may move them to appendices.

Security Ownership of Certain Beneficial Owners and Management, page 81

46.   Provide an address for each five percent owner, as Item 403(a) of Regulation S-K requires.

Security Ownership of Certain Beneficial Owners and Management, page 82

47.   Please reconcile the number of shares indicated in the table that are held by Barrick Gold Corporation (4,000,000) with the number of shares they intend to

sell on page 18 (4,500,000).

Transactions with Related Persons, page 82

48.   Explain why you omit the agreement with Ms. Meyer and her company from this
        section. Further, we note that Section 4.3 of the contracting agreement with Ms.
        Meyer contains a consent by the company allowing Ms. Meyer to engage in
        business with companies that operate in the same field of activities as the
        Company and its subsidiaries.

49.   We note that section 5(a) of your stock option plan allows for the issuance of
        options to a company that is wholly owned by a director, senior officer or
        employee. Disclose whether there have been any such issuances.

Midway Gold Corp.

Financial Statements

Audit Opinion, page 84

50.   We note that your auditors have not audited the cumulative period from inception
        (May 14, 1996) to December 31, 2006 in rendering their opinion. Generally, if all
        periods covered within the cumulative data are not audited, you would need to
        label all cumulative data presented in the filing as unaudited.

Statements of Operations, page 86

51.   Please tell us why the amount of $41,337 reported as depreciation for the
        cumulative period from inception to December 31, 2006 does not agree to the
        amount of $296,319 reported as cumulative depreciation in the cash used in
        operating activities section of your statements of cash flows.

52.   We note you have reported a recovery of mineral property interests of $2,806,312
        in the cumulative period from inception to December 31, 2006. Please tell us
        what the nature of this line item is and the guidance you have applied in
        recognizing this amount as a gain under U.S. GAAP.

53.   We note you have reported a write-off of mineral property interests of $25,189 in
        the cumulative period from inception to December 31, 2006. Generally, we
        would expect to see this amount reported within a measure of operating income or
        loss, from continuing operations if the disposal group was not a component, to
        comply with the guidance in paragraph 45 of SFAS 144, which would seem to
        correspond to your loss before undernoted. Please revise your financial
        statement, or tell us why you believe it should be reported in other income and

expenses.

Note 2 – Significant Accounting Policies

(f) impairment of long-lived assets, page 93

54.   We note your disclosure that long-lived assets are "continually reviewed" for
        impairment whenever events or changes in circumstances indicate that the
        carrying amount of an asset may not be recoverable. As you may know, reporting
        either an operating loss or net operating cash outflow constitutes an event which,
        when combined with your historical net losses or operating cash outflows,
        requires impairment testing under paragraph 8(e) of SFAS 144. Please revise
        your disclosure to include further details about your impairment testing policy,
        clarifying whether you have conducted impairment testing at each balance sheet
        date, given your history of operating and cash flow losses, and sufficient to
        understand how you have been able to support recoverability of your long-lived
        assets, following the guidance in paragraphs 16 through 21 of SFAS 144, and
        EITF 04-3.

Financial Statements for the Three Months Ended March 31, 2007, page 112

55.   Please update your interim financial information for the period ended June 30,
        2007, in accordance with Rule 3-12(a) of Regulation S-X. Also, update your pro
        forma financial information, as necessary to comply with Rule 11-02 of
        Regulation S-X.

56.   We note that your statements of operations, comprehensive loss and deficit, and
        cash flows for the three months ended March 31, 2006 are labeled as restated with
        no explanation in Note 3, as indicated. To the extent that a restatement affects
        your financial statements for the interim period ended June 30, 2007, please
        discuss the nature of the restatement in the notes to your financial statements.

Pan-Nevada Gold Corporation

Financial Statements for the Nine Month Period Ended January 31, 2007

Note 13 – Differences Between Canadian and United States Generally Accepted
Accounting Principles, page 166

57.   We note certain information under this heading on pages 170 through 173 is
        duplicative. Please amend your document accordingly.

Pro Forma Financial Statements, page 174

58.   We understand you are combining certain periods for Pan-Nevada Gold Corp. in arriving at the figures shown for the twelve months ended January 31, 2007, as well as for the interim period, in compiling your pro forma information. Please include the underlying tables, showing a column for each period of activity that is being utilized in this exercise, being sure that at least one column for each pro forma period coincides with the historical statements you have included for this entity in the filing. Also discuss the effects of any periods or activity that you include in both pro forma periods.

Signatures, page 189

59.   Revise to clarify who is signing the registration statement in the capacity of principal accounting officer.

Exhibit 10.14 – Form of Stock Option Agreement

60.   We note that the form of stock option agreement is for Pan-Nevada Gold Corporation and not Midway Gold Corporation. Please explain.

Engineering Comments

Form S-1 filed August 6, 2007

Summary of our Business, page 11

61.   In the second paragraph you state that you are engaged in the development of gold and silver mineral properties. The words "development" and "production" have very specific meanings under Industry Guide 7(a)(4). The term "development stage" may be used if you are engaged in preparing reserves for production. The term "production stage" may be used if you are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not disclose "reserves," as defined by Guide 7, please remove the terms "develop," "development" and "production" throughout your document, and replace this terminology, as needed, with the terms "explore" or "exploration." You may also refer to Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification. You may view Industry Guide 7 on our website at the following address.

www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7

Drilling, page 32

62.   We note you disclose the best sample intercept in the fifth paragraph on page 32, and the highest intercept in the last paragraph on page 38. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures as necessary to comply with this guidance, or advise us of any circumstances you believe would support an alternate view.

Mineral Resources and Reserves, page 35

63.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7. In presenting this information, resources should only be reported as in-place tonnage and grade, not as units of product, such as ounces of gold or pounds of copper,

and not as contained metal or mineral. Please revise your filing and include the metal prices used to prepare these resources estimates.

Mineralization for the Pan Gold Deposit, page 49

64. As the cutoff grade is a critical component used to evaluate the potential of mineral properties, please disclose the assumed operating costs and recovery parameters used to determine your cutoff grade estimate. Also describe the calculation which yields the cutoff grade or tenor used to define your mineral resource, and explain how this analysis factors into the view of there being reasonable prospects for economic extraction. The extent to which you have utilized realistic assumptions about location, deposit scale, continuity, mining method, metallurgical processes and operating costs, and reasonable metal prices, such as the historical three-year average, should be clear.

Pan-Nevada Gold Corporation (Pan-Nevada) acquisition, page 59

65. The measured and indicated tonnage reported on this page does not correspond to the tonnage listed on page 49. Please resolve this variance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Alan D. Branham
Midway Gold Corp.
September 5, 2007
Page 15

       You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 with any engineering questions. Please contact John Madison, Attorney-Advisor, at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                   Sincerely,

                                                   H. Roger Schwall
                                                   Assistant Director

cc: T. Levenberg
    K. Hiller
    G. Schuler
    T. Towner
    J. Madison

    <u>Via facsimile</u>
    Kenneth G. Sam, Esq.
    (303) 629-3450